UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.Full title of the plan and the address of the plan, if different from that of issuer named below:

Rockland Trust Company Employee Savings,
Profit Sharing and Stock Ownership Plan

B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal office:

Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover, Massachusetts 02339
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370

As filed on June 23, 2023

Table of Contents
ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Signatures	14

Exhibit Index
Exhibit 23.1 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2010.
Boston, Massachusetts
June 23, 2023

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
	December 31,
	2022	2021
Assets
Investments, at fair value
Mutual funds	$186,524,851	$217,095,377
Collective investment trusts	13,098,414	11,866,186
Independent Bank Corp. common stock	23,209,617	20,234,012
Self-directed brokerage account	498,206	580,252
Total investments, at fair value	223,331,088	249,775,827
Notes receivable from participants	4,880,880	4,530,051
Net assets available for benefits	$228,211,968	$254,305,878

See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31,
	2022	2021
Additions
Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(52,093,289)	$18,570,170
Interest and dividends	9,191,774	15,865,066
Total investment (loss) income	(42,901,515)	34,435,236
Interest income on notes receivable from participants	164,684	164,510
Contributions
Participant	12,598,295	10,500,154
Rollover	10,739,388	1,955,263
Employer	8,723,271	7,758,913
Total contributions	32,060,954	20,214,330
Total (reduction) addition to net assets	(10,675,877)	54,814,076
Deductions
Benefit payments	15,099,718	15,426,326
Administrative expenses	318,315	179,434
Total deductions	15,418,033	15,605,760
Net (decrease) increase	(26,093,910)	39,208,316
Net assets available for benefits
Beginning of year	254,305,878	215,097,562
End of year	$228,211,968	$254,305,878
See accompanying notes.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

(1)Description of the Plan
The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.
(a)General
The Plan is a defined contribution plan covering all eligible employees of the Company. Employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified Safe Harbor and discretionary non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, and complete 1,000 hours of service within that year. The Retirement Committee is responsible for oversight of the general administration of the Plan. Reliance Trust is the Trustee and ADP Retirement Services is the record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b)Contributions
Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre‑tax basis and up to an additional 10% of their compensation on an after‑tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2022, the IRS contribution limit was $20,500 with a $6,500 catch‑up provision for participants age 50 or above.
The Plan provides for automatic enrollment and an annual autoescalation of deferrals. Company employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment, or as soon as administratively feasible. Employees who are deemed to have made an automatic enrollment election and have not actively changed this election will have their election autoescalate annually at a rate of 1%, not to exceed 10% on a year over year basis. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 30 mutual funds, one of which is a collective investment trust, as well as a personal access fund, which is an investment option that enables participants to set up their own brokerage account, with all related brokerage fees incurred by the participant, through TD Ameritrade Brokerage Services, Inc. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Plan Sponsor, as an investment option for the participants.
Under the Plan, the Company will contribute the following:
1)Matching contributions equal to 25% of the amount of the employee deferral (less any catch up contributions), up to the first 6% of the employee's qualified compensation (subject to IRS limitations). Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)Non-elective contributions for each participant include a 3% Safe Harbor contribution and a 2% discretionary contribution of qualified compensation. Company non-elective contributions to the

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

Plan are made each pay period, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the non-elective contribution.

3)Supplemental non-elective contributions equal to 5% of the amount by which an employee's eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2022, the Social Security wage base was $147,000. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the supplemental non-elective contribution.

4)Additional discretionary contributions may be made for employees that are actively employed on the last day of the Plan year. In addition, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The additional discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the Plan year bears to the total compensation of all qualifying participants. There were no additional discretionary contributions made in 2022 or 2021.

5)Qualified non-elective contributions can be made on behalf of each non-highly compensated participant. The Company may make a qualified non-elective contribution equal to a uniform percentage of compensation, which percentage will be determined each year by the employer. Participants must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this qualified non-elective contribution. There were no qualified non-elective contributions made in 2022 or 2021.

(a)Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
(b)Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.
(c)Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months or 50% of the participant's vested Contribution Account Balance, as defined by the Plan's Loan Policy, whichever is less). No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 3.25% to 7.50%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator. Loans made to participants are presented as "Notes receivable from participants" within the Statement of Net Assets Available for Benefits.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

(d)Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee's assumed life expectancy. However, if the employee's vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the IRS if timely notice is not received from the employee). Certain participants, when they have attained age 59 1/2 and are actively working, may elect a pre-retirement distribution in the form of an in-service withdrawal.
At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable IRC, a participant may withdraw some or all of their vested balances subject to applicable penalties.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. common stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. common stock will be in the form of cash, Independent Bank Corp. common stock, or both, at the participant's discretion.
(e)Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. common stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash no later than 90 days after the close of the Plan year in which they were paid, or may be reinvested in Independent Bank Corp. common stock. Dividends reinvested may participate in the Company's 2014 Dividend Reinvestment and Stock Purchase Plan which may allow up to a 5% discount of dividends reinvested in Independent Bank Corp. common stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. common stock, will direct Reliance Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. common stock held as part of the Plan assets.
(f)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, no further contributions will be made to the Plan and all amounts credited to participants' accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(2) Summary of Significant Accounting Policies

(a)Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

measurement date (i.e. an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's realized gains or losses on investments sold, as well as unrealized gain or loss on investments held during the year.
(d)Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments for a period of time, in accordance with the Plan, the loan will be deemed distributed. Upon distribution, the participant loan balance is reduced and a benefit payment is recorded. Deemed distributions totaled $281,369 and $151,199 in 2022 and 2021, respectively.
(e)Benefits Paid
Benefits are recorded upon distribution.

(f)Administrative Expenses
Administrative expenses including investment related fees are paid directly by the Plan and are reflected in the Plan's Statements of Changes in Net Assets Available for Benefits. In addition, included within the Plan's net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized (depreciation)/appreciation of fair value of investments.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

(3) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that the Plan believes market participants would use in pricing the asset or liability at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset or liability, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques
Mutual Funds
These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts
Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value. The NAV is provided by the investment manager of the trust.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

Personal Access Fund
The personal access fund is comprised of investments in mutual funds, including exchange traded funds "ETF", common stocks, and cash and cash equivalents. Investment balances in the personal access fund are presented within the "Self-directed brokerage account" on the Statement of Net Assets Available for Benefits.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, on a recurring basis, as of December 31, 2022 and 2021:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Description	As of December 31, 2022
Mutual funds	$186,524,851	$186,524,851	—	—
Common stock	23,209,617	23,209,617	—	—
Self-directed brokerage account	498,206	498,206	$—	$—
Total assets in the fair value hierarchy	$210,232,674	$210,232,674	$—	$—
Investments in collective investment trusts (a) (b)	13,098,414	—	—	—
Total investments, at fair value	$223,331,088	$210,232,674	$—	$—

Description	As of December 31, 2021
Mutual funds	$217,095,377	$217,095,377	—	—
Common stock	20,234,012	20,234,012	—	—
Self-directed brokerage account	580,252	580,252	$—	$—
Total assets in the fair value hierarchy	$237,909,641	$237,909,641	$—	$—
Investments in collective investment trusts (a) (b)	11,866,186	—	—	—
Total investments, at fair value	$249,775,827	$237,909,641	$—	$—

(a)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)This category includes common collective trusts (CCTs), for which the collective investment and reinvestment of assets contributed from employee benefit plans are maintained by more than one plan. The objective of the common collective trust funds is to provide investment results that correspond to the total return performance of its underlying securities. There are no unfunded commitments and no significant withdrawal restrictions.

The Plan has no assets that are measured on a nonrecurring basis as of December 31, 2022 and 2021.

There were no transfers between the Levels of the fair value hierarchy for any assets measured at fair value for the years ended December 31, 2022 and 2021. In addition, there were no Level 3 investments held during the years ended December 31, 2022 and 2021.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2022 and 2021:

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2022

	2022	2021
Net assets available for benefits per the audited financial statements	$228,211,968	$254,305,878
Less: deemed distributed loans (1)	(281,369)	(151,199)
Total net assets per the Form 5500, Schedule H, Part 1 (line 1(l))	$227,930,599	$254,154,679

The following is a reconciliation of benefit payments per the audited financial statements to the Form 5500:

	2022	2021
Benefit payments per the audited financial statements	$15,099,718	$15,426,326
Plus: deemed distributed loans	199,544	42,750
Less: payments of deemed distributed loans including interest (1)	(69,374)	(12,966)
Less: forfeitures (2)	(2,527)	(3,434)
Benefits paid to participants per the Form 5500	$15,227,361	$15,452,676

(1)In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from Plan assets and reported as a benefit paid to a participant.
(2)Forfeitures shown in table above are related to stale dated checks issued to participants.

(5) Risks and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6) Related Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company, qualify as related party transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(7) Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2022 and 2021, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2022
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Janus Henderson Balanced Fund - Class N	Mutual Fund	$41,655,965
	T. Rowe Price Growth Stock Fund - Class I	Mutual Fund	31,622,273
	iShares S&P 500 Index Fund - Class K	Mutual Fund	24,458,443
	Delaware Value Fund - Class R6	Mutual Fund	12,296,357
	Federated Hermes Total Return Bond Fund - Class R6	Mutual Fund	9,253,733
	iShares MSCI EAFE International Index Fund - Class K	Mutual Fund	9,105,831
	Neuberger Berman Genesis Fund - Class R6	Mutual Fund	8,139,043
	DWS Global Income Builder Fund - Class R6	Mutual Fund	5,989,509
	Virtus NFJ Mid-Cap Value - Class R6	Mutual Fund	5,301,061
	American Funds 2035 Target Date Retirement Fund - Class R6	Mutual Fund	4,232,822
	American Funds 2030 Target Date Retirement Fund - Class R6	Mutual Fund	3,956,845
	American Funds 2025 Target Date Retirement Fund - Class R6	Mutual Fund	3,312,199
	Calvert Emerging Markets Equity Fund - Class R6	Mutual Fund	3,021,763
	American Funds 2045 Target Date Retirement Fund - Class R6	Mutual Fund	2,786,196
	DFA Commodity Stategy Portfolio - Institutional Class	Mutual Fund	2,532,758
	DWS RREEF Global Real Estate Securities Fund - Class R6	Mutual Fund	2,481,332
	DWS Short Duration Fund - Class R6	Mutual Fund	2,255,493
	Hartford Floating Rate Fund - Class Y	Mutual Fund	2,137,624
	Loomis Sayles Global Bond Fund - N	Mutual Fund	2,110,650
	American Funds 2055 Target Date Retirement Fund - Class R6	Mutual Fund	1,778,853
	MFS Global High Yield Fund - Class R6	Mutual Fund	1,609,015
	American Funds 2050 Target Date Retirement Fund - Class R6	Mutual Fund	1,484,354
	American Funds 2040 Target Date Retirement Fund - Class R6	Mutual Fund	1,392,291
	T. Rowe Price Inflation Protected Bond Fund - Class I	Mutual Fund	1,367,640
	American Funds 2020 Target Date Retirement Fund - Class R6	Mutual Fund	1,146,881
	American Funds 2060 Target Date Retirement Fund - Class R6	Mutual Fund	886,050
	American Funds 2010 Target Date Retirement Fund - Class R6	Mutual Fund	76,061
	American Funds 2065 Target Date Retirement Fund - Class R6	Mutual Fund	71,302
	American Funds 2015 Target Date Retirement Fund - Class R6	Mutual Fund	62,507

			186,524,851

	Putnam Stable Value Fund	Collective Investment Trust	13,098,414

*	Independent Bank Corp.	Common Stock	23,209,617
	Personal Access Fund

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2022
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	TD Ameritrade Money Market Portfolio	Cash and Cash Equivalents	13,000
	iShares Trust Core S&P 500 ETF	Common Stock	131,400
*	Independent Bank Corp.	Common Stock	50,574
	Vanguard FTSE Developed Markets Index Fund ETF	Common Stock	38,654
	Floor & Decor Holdings, Inc. - Class A	Common Stock	14,344
	iShares Core MSCI Emerging Markets ETF	Common Stock	12,562
	Vanguard Intermediate-Term Corporate Bond ETF	Common Stock	10,619
	Alibaba Group Holdings LTD	Common Stock	10,130
	Berkshire Hathaway, Inc. - Class B	Common Stock	8,031
	Etsy, Inc.	Common Stock	9,942
	SPDR Series Trust Portfolio S&P 400 Mid Cap ETF	Common Stock	6,970
	Wisdomtree Trust Emerging Markets Small Cap ETF	Common Stock	5,499
	NVR, Inc.	Common Stock	4,613
	T. Rowe Price Group, Inc.	Common Stock	3,054
	SPDR Series Trust Portfolio Short ETF	Common Stock	2,585
	Yeti Holdings, Inc.	Common Stock	2,520
	Trex Company, Inc.	Common Stock	931
	Bank of America Corporation	Common Stock	927
	The Trade Desk, Inc.- Class A	Common Stock	897
	Fiverr International LTD	Common Stock	728
	Inmode LTD	Common Stock	714
	Sea Limited	Common Stock	520
	Digital Ocean Holdings, Inc.	Common Stock	637
	AcuityAds Holdings, Inc.	Common Stock	628
	Upstart Holdings, Inc.	Common Stock	119
	Uipath, Inc. - Class A	Common Stock	381

	Diamond Offshore Drilling Warrant	Warrant	6

	Fidelity Contrafund	Mutual Funds	54,131
	Fidelity US Bond Index Fund	Mutual Funds	51,232
	DFA US Small Cap Value Institutional Class	Mutual Funds	22,699
	DFA International Small Company Portfolio Institutional Class	Mutual Funds	18,207
	FAM Value Investor Class	Mutual Funds	4,328
	Mairs & Power Growth Fund Investor Class	Mutual Funds	3,183
	Fidelity Low Priced Stock Fund	Mutual Funds	3,011

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2022
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Tweedy Browne International Value Fund	Mutual Funds	2,971
	Royce Premier Fund Investment Class	Mutual Funds	2,424
	Akre Focus Fund Retail Class	Mutual Funds	1,848
	Polen US Small Company Growth Fund Investor Class	Mutual Funds	1,723
	Polen Growth Fund Investor Class	Mutual Funds	1,464

			498,206

*	Loans to Participants	Interest rates 3.25% to 7.50%	4,880,880
			$228,211,968
	*Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
(Name of Plan)

Date: June 23, 2023	/s/ Mark J. Ruggiero
Mark J. Ruggiero
Chief Financial Officer of Independent Bank Corp.

Exhibit Index

Exhibit #	Exhibit Description
23.1	Consent of Ernst & Young LLP dated June 23, 2023